UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
                                                                AMENDED
NATIONAL FUEL GAS COMPANY                                   THIRTY-SEVENTH
NATIONAL FUEL RESOURCES, INC.                                CERTIFICATE
                                                             PURSUANT TO
File No. 70-7833                                               RULE 24

(Public Utility Holding Company Act of 1935)

         In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Three and Twelve Months ended March 31, 2001. Also attached as Exhibit "B" is the Balance sheet of NFR as of March 31, 2001.

         IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 15th day of May, 2001.

                                     NATIONAL FUEL RESOURCES, INC.

                                     By:  /s/ Donna L. DeCarolis
                                        ----------------------------------------
                                        Donna L. DeCarolis, Vice President

                                     NATIONAL FUEL GAS COMPANY

                                     By:  /s/ James R. Peterson
                                        ----------------------------------------
                                        James R. Peterson, Assistant Secretary